Prudential Investment Portfolios 9
Prudential Absolute Return Bond Fund

AMENDMENT TO SUBADVISORY AGREEMENT

Amendment to Subadvisory Agreement made this 8th day of December, 2017 between PGIM Investments LLC (the Manager) (formerly, Prudential Investments LLC) and PGIM, Inc. (PGIM) (formerly known as Prudential Investment Management, Inc. (PIM)).

WHEREAS the Manager and PGIM have mutually agreed to revise Schedule A of the Subadvisory Agreement, in order to reduce the subadvisory fee rate pursuant to which the Manager compensates PGIM for the services provided by PGIM to the Prudential Absolute Return Bond Fund under the Subadvisory Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. Effective as of January 1, 2018, the subadvisory fee rate schedule appearing in Schedule A is hereby deleted in its entirety, and is replaced with the following new subadvisory fee rate schedule:

0.375% on average daily net assets up to $300 million;
0.325% on average daily net assets over $300 million.

2. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Executive Vice President

PGIM, INC.

By: /s/ Steven B. Saperstein
Steven B. Saperstein, Vice President